OMB APPROVAL
UNITED STATES	OMB Number: 3235-0058
SECURITIES AND EXCHANGE COMMISSION	Expires: February 28, 2022
Washington, D.C. 20549
Estimated average
FORM 12b-25	burden hours per response: 2.50

SEC FILE NUMBER 000-55992
CUSIP NUMBER 88635W107

                                                               NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K     [X]  Form 20-F    [_] Form 11-K  [_] Form 11-K      [  ]  Form 10-Q  [_] Form 10-D

[_] Form N-SAR [_] Form NCSR [_]

For Period Ended:     July 30, 2019

[  ] Transition Report on Form 10-K

[  ] Transition Report on Form 20-F

[  ] Transition Report on Form 11-K

[  ] Transition Report on Form 10-Q

[  ] Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

____________________________________________________________________________________________

PART I -- REGISTRANT INFORMATION
Tidal Royalty Corp. Full Name of Registrant
Formerly Tulloch Resources ltd.; Elkhorn Gold Mining Corp; Treminco Resources Ltd. __________________________________________________________ Former Name if Applicable
810-789 West Pender Street Address of Principal Executive Office (Street and Number)
Vancouver, British Columbia, Canada V6C 1H2 City, State and Zip Code

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

x

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR or the transition report portion thereof, could not be filed within the prescribed time period    (Attach Extra Sheets if Needed)

The Company is unable to file its quarterly report on Form 20-F for the period ended July 30, 2019 within the prescribed time period without unreasonable effort or expense.  Management deems it necessary that additional time be taken in order to ensure that complete, thorough and accurate disclosure of all material information is made in its Form 20-F

Report.  The Company expects to file its Form 20-F within the 15 calendar day period described in Part II (b) above.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Johannes (Theo) van der Linde                 604                       336-3196

             (Name)                                      (Area Code)        (Telephone Number)

(2)  Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or

     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?

     If answer is no, identify report(s).   [X] Yes   [  ] No ____________________________________________

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year would be reflected by the earnings statements to be included in the subject report or portion thereof?

      [  ] Yes     [X]  No

    If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Tidal Royalty Corp.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

           November 29, 2019                                     /s/ Theo van der Linde

Date:  ___________________                         By:

                                                                            Theo van der Linde, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

International misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Interactive data submission.  This form shall not be used by electronic filers with respect to the submission or posting of an Interactive Data File (§232.211 of this chapter).  Electronic filers unable to submit or post and Interactive Data File within the time period prescribed should comply with either Rule 201 or 202 of Regulation S-T (§232.201 or §232.202 of this chapter).